US ARMA PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2020

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner of
US Arma Partners, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of US Arma Partners, LP as of March 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the entity as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on the entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the entity's auditor since 2012. Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the entity's auditor since 2007.

EISNERAMPER LLP
San Francisco, California
May 28, 2020



US ARMA PARTNERS, LP
Statement of Financial Condition
<u>March 31, 2020</u>

Assets

Cash	$	651,461
Accounts receivable		20,000
Accounts receivable from affiliate		7,424
Deposits		134
Other current assets		5,302
Fixed assets, net		442
Total assets	$	684,763

Liabilities and Partners' Capital

Liabilities

Accounts payable and accrued liabilities	$	89,578
Deferred revenue		45,000
Distributions payable to partners		292,678
Total liabilities		427,256
Partners' capital		257,507
Total liabilities and partners' capital	$	684,763

See Accompanying Notes to Statement of Financial Condition

1.　　Business and Summary of Significant Accounting Policies

Business

US Arma Partners, LP (the "Partnership") is a Delaware limited partnership formed in 2006. The Partnership is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Partnership is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. Arma Partners, LLC serves as the general partner of the Partnership. All limited partners of the Partnership are also the members of Arma Partners, LLP ("UK Arma or Affiliate"), a United Kingdom-based limited liability partnership formed in March 2004. UK Arma is a broker-dealer regulated by the Financial Conduct Authority in the United Kingdom. Arma Partners, LLC does not have any capital balance in the Partnership.

Cash

Cash consists of cash in deposit accounts and a money market savings account with two commercial banks which at times may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. At March 31, 2020, the Partnership held £30,683 in a US bank account denominated in British Pounds equivalent to $37,965 US Dollars. Changes in unrealized gains and losses on foreign currency denominated accounts are included in general and administrative expenses on the statement of operations.

Revenue Recognition

Revenue is recognized when, or as, the Partnership satisfies its performance obligations by transferring promised goods or services to customers. A goods or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Partnership determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Partnership expects to be entitled in exchange for those promised goods or services.

The Partnership earns consultancy and transaction fees from corporate finance activities. The services are provided per the terms of respective service agreements.

1.Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

These contracts result in a single performance obligation upon completion of the transaction process. The fees are contingent on the completion of the contracts and are calculation on closing price. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue totaled $45,000 as of March 31,2020.

The Partnership also earns a service income for having and making available the knowledge and capability to provide certain administrative and consulting services, which represents a performance obligation which are provided and consumed simultaneously, to the Affiliate under an expense sharing agreement. Intercompany service income is earned monthly and is calculated based on direct costs incurred plus a 5% markup. Expense reimbursement is recorded on a gross basis.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases. The objective of the update is to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet for leases with a lease term of more than 12 months. In addition, the update requires additional disclosures regarding key information about leasing arrangements. The update is effective for fiscal years after December 15, 2019, with early adoption permitted. The Partnership's only operating lease ended in September, 2019 and hence, this accounting guidance did not have any impact on the Partnership's financial statements.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. To the extent deemed necessary, the Partnership maintains an allowance for estimated losses from the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Partnership considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance and general economic conditions that may affect a client's ability to pay.

1. <u>Business and Summary of Significant Accounting Policies (continued)</u>

<u>Fixed Assets</u>

Fixed assets are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to five years.

<u>Income Taxes</u>

The Partnership elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the partners. Management has concluded that the Partnership is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Partnership were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

<u>Use of Estimates</u>

The process of preparing the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statement. Accordingly, upon settlement, actual results may differ from estimated amounts.

<u>Translation of Foreign Currencies</u>

The books and records of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the date of the statement of financial condition.

2. Indemnification

The Partnership enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Partnership has no current claims or losses pursuant such contracts.

3. Fixed Assets, net

Fixed assets, net consists of the following:

Computer and office equipment	$142,830
Furniture	39,687
	182,517
Accumulated depreciation	(182,075)
Fixed assets, net	$442

4. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2020, the Partnership had net capital of $236,927 which was $208,443 in excess of its required net capital of $28,484. The Partnership's net capital ratio was 1.8033 to 1.

5. Subsequent Events

The recent worldwide outbreak of the coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Partnership may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

6.   Lease Obligation

The lease agreement for premises in New York ended on September 30, 2019.

7.   Related Party Transactions

The Partnership is party to an expense-sharing agreement with UK Arma, under which the Partnership is responsible for a portion of direct and indirect costs incurred in the provision of support services. The direct and indirect costs include a proportion of the office costs and supplies, marketing, legal, professional, and wages of the financial and administrative staff incurred by UK Arma that relate to providing the services to the partnership in accordance with the agreement.

The agreement also provides for the Partnership to reimburse UK Arma for any direct costs and time spent by UK Arma staff and members for performing any services on behalf of the Partnership. The agreement also provides for the Partnership to reimburse UK Arma for the services of consultants who are independent contractors of UK Arma for performing any services on behalf of the Partnership. Similarly, UK Arma also reimburses the Partnership for time spent by the Partnership's staff and partners or for the services of consultants engaged by US Arma for performing any services on behalf of UK Arma. For the year ended March 31, 2020 only direct costs together with a 5% uplift were billed under the expense-sharing agreement.

At March 31, 2020 the Partnership had a payable due to the affiliate of $5,223 representing the amounts due from UK Arma for services provided in accordance with the expense sharing agreement.

8.   Financial Instruments not carried at Fair Value

ASSETS	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash	$ 651,461	$ 651,461	$ -	$ -	$ 651,461
Accounts receivable	20,000		20,000		20,000
Accounts receivable from affiliate	7,424		7,424		7,424
Deposits	134		134		134
TOTALS	$ 679,019	$ 651,461	$ 27,558	$ -	$ 679,019

LIABILITIES					
Accounts payable, and accrued liabilities	$ 89,578	$ -	$ 89,578	$ -	$ 89,578
Deferred revenue	45,000		45,000		45,000
Distribution payable to partners	292,678		292,678		292,678
TOTALS	$ 427,256	$ -	$ 427,256	$ -	$ 427,256

US ARMA PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2020